10026131

SECU... MMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-44112

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

E*TRADE Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 E. 57th Street
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Shane Mulron, Chief Financial Officer — (866) 789-0736 extension 1008
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

1750 Tysons Blvd., Suite 800	McLean	Virginia	22102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

We, Michael Curcio and Shane Mulron, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to E*TRADE Securities LLC (the "Company") for the year ended December 31, 2009, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature — Date: 2/23/10

Chief Executive Officer
Title

Notary Public

MELODIE L. STRAWN
Notary Public, State of New York
Registration #01ST6184801
Qualified in New York County
Commission Expires April 7, 2012

Signature — Date: 2/23/10

Chief Financial Officer
Title

Notary Public

MELODIE L. STRAWN
Notary Public, State of New York
Registration #01ST6184801
Qualified in New York County
Commission Expires April 7, 2012

Deloitte.

Deloitte LLP
Suite 800
1750 Tysons Boulevard
McLean, VA 22102-4219
USA

Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Members of
E*TRADE Securities LLC
New York, New York

We have audited the accompanying statement of financial condition of E*TRADE Securities LLC (the "Company"), a wholly owned subsidiary of E*TRADE Bank, an indirect, wholly owned subsidiary of E*TRADE Financial Corporation, as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of E*TRADE Securities LLC at December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1 and 5, during the year the Company elected to be taxed as a corporation.

Deloitte & Touche LLP

February 24, 2010

E*TRADE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009
(In thousands)

ASSETS

Cash and equivalents	$ 167,092
Goodwill	1,615,243
Other intangibles, net	312,669
Other assets	20,928
TOTAL ASSETS	$ 2,115,932

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Deferred tax liabilty, net	$ 160,727
Income tax payable	22,628
Reserves for legal and regulatory matters	22,331
Accrued compensation and benefits	9,380
Payables to Parent and affiliated companies	8,350
Payables to brokers and dealers	7,003
Accounts payable, accrued and other liabilities	6,285
Total liabilities	236,704
MEMBER'S EQUITY	1,879,228
TOTAL LIABITIES AND MEMBER'S EQUITY	$ 2,115,932

See notes to statement of financial condition.

E*TRADE SECURITIES LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – E*TRADE Securities LLC (the "Company"), a single member limited liability company ("LLC"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). Additionally, the Company is registered with the Commodity Futures Trading Commission as an introducing broker under the Commodity Exchange Act and is a member of the National Futures Association. On June 9, 2009, the Company became a wholly owned direct subsidiary of E*TRADE Bank (the "Bank"), which is an indirect wholly owned subsidiary of E*TRADE Financial Corporation (the "Parent").

The Company clears its customer transactions through E*TRADE Clearing LLC ("E*TRADE Clearing"), a wholly owned subsidiary of the Bank, on a fully disclosed basis under an introducing broker-dealer relationship.

Nature of Operations – The Company is a provider of brokerage services primarily to retail customers. Such services include automated order placement and execution of market and limit equity orders, futures, options, exchange-traded funds, mutual funds, bond orders and the access to buy, sell and hold foreign equities in local currencies in six international markets, including Canada, France, Germany, Hong Kong, Japan and the United Kingdom. The Company also offers investing tools such as quick transfer, wireless account access, extended hours trading, quotes, research and advanced planning tools.

Use of Estimates – The statement of financial condition were prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which require management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and related notes for the periods presented. Actual results could differ from management's estimates. Material estimates in which management believes near-term changes could reasonably occur include the valuation of goodwill and other intangibles.

Subsequent Events — The Company evaluated events or transactions occurring after December 31, 2009 through February 24, 2010 for potential recognition or disclosure in the statement of financial condition.

Cash and Equivalents – The Company considers all highly liquid investments with original or remaining maturities of three months or less at the time of purchase to be cash equivalents.

Goodwill and Other Intangibles, net – Goodwill and other intangibles, net represents the excess of the purchase price over the fair value of net tangible assets acquired through the Company's business combinations. The Company tests goodwill and intangible assets with indefinite lives for impairment on at least an annual basis or when certain events occur. The Company evaluates the remaining useful lives of other intangible assets each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization.

Income Taxes – On June 8, 2009 the Company elected to be taxed as a C Corporation and is included in the consolidated federal tax return of the Parent. Deferred income taxes are recorded when revenues and expenses are recognized in different periods for financial statement and tax return purposes. Deferred tax asset or liability account balances are calculated at the balance sheet date using current tax laws and rates in effect. Valuation allowances are established, when necessary, to reduce deferred tax assets when it is more likely than not that a portion or all of a given deferred tax asset will not be realized. Income tax expense includes (i) deferred tax expense, which generally represents the net change in the deferred tax asset or liability balance during the year plus any change in valuation allowances and (ii) current tax expense, which represents the amount of tax currently payable to or receivable from a taxing authority. Uncertain tax positions are only recognized to the extent they satisfy the accounting for uncertain tax positions criteria included in the income taxes accounting guidance, which states that in order to recognize an uncertain tax position it must be more likely than not that it will be sustained upon examination. The amount of tax benefit recognized is the largest amount of tax benefit that is more than fifty percent likely of being sustained on ultimate settlement of an uncertain tax position. See Note 5—Income Taxes.

Fair Value – Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company determines the fair value for its financial instruments and for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. In addition, the Company determines the fair value for nonfinancial assets and nonfinancial liabilities on a nonrecurring basis as required during impairment testing or other accounting guidance.

Estimated Fair Value of Financial Instruments – The Company believes the amounts presented for financial instruments on the statement of financial condition consisting of cash equivalents, receivables from and payables to brokers, dealers, receivables from and payables to affiliated companies and other liabilities to be reasonable estimates of fair value.

Share-Based Payments – The Company participates in its Parent's share-based employee compensation plans. The Parent and the Company record share-based payments expense in accordance with the stock compensation accounting guidance. The Company records compensation cost at the grant date fair value of a share-based payment award over the vesting period less estimated forfeitures. The underlying assumptions to these fair value calculations are discussed in Note 6—Employee Share-Based Payments and Other Benefits. Additionally, the Company elected to use the alternative transition method provided for calculating the tax effects of share-based compensation pursuant to the stock compensation accounting guidance. Share-based payments expense is included in the compensation and benefits line item.

New Accounting Standards – Below are the new accounting pronouncements that relate to activities in which the Company is engaged.

Subsequent Events

In May 2009, the Financial Accounting Standards Board ("FASB") established general standards of accounting and disclosure for events that occur after the balance sheet date but before financial statements are issued (subsequent events). The two types of subsequent events include those that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements (recognized subsequent events), and those that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date (nonrecognized subsequent events). The Company's adoption of the general standards of accounting and disclosure for subsequent events in 2009 did not impact its financial condition. See Note 10–Subsequent Events.

The FASB Accounting Standards Codification™ and the Hierarchy of GAAP

In June 2009, the FASB established the FASB Accounting Standards Codification™ ("the Codification") as the source of authoritative GAAP. Rules and interpretative releases of the SEC under federal securities laws also continue to be a source of authoritative GAAP for the Company. All guidance contained in the Codification carries an equal level of authority. The Company's adoption of the Codification as the source of authoritative GAAP in 2009 did not impact its financial condition.

Income Taxes–Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities

In September 2009, the FASB provided additional implementation guidance related to accounting for uncertainty in income taxes and amended the disclosure requirements for nonpublic entities. The implementation guidance was not intended to change practice and did not change other income tax accounting guidance. The implementation guidance provided guidance on the following: 1) what constitutes a tax position for a pass-through or not-for-profit entity; 2) determining when an income tax is attributed to the reporting entity or its owners; and 3) application of accounting for uncertainty in income taxes to a group of related entities composed of both taxable and nontaxable entities. The Company's adoption of this guidance in 2009 did not impact its financial condition.

2. RECEIVABLES FROM AND PAYABLES TO BROKERS AND DEALERS

Receivables from brokers and dealers of $0.2 million represent commission receivables from third party broker-dealers and is included in Other assets on the statement of financial condition. Payables to brokers and dealers primarily represent net payables arising from unsettled trades.

3. GOODWILL AND OTHER INTANGIBLES, NET

At December 31, 2009, the Company held identifiable intangible assets with finite lives of $312.7 million (net of accumulated amortization expense of $177.5 million).

Intangible assets with finite lives, which are primarily amortized on an accelerated basis, consist of the following (dollars in thousands):

	Weighted Average Useful Life (Years)	Gross Amount	Accumulated Amortization	Net Amount
Customer list	19.9	$ 486,824	$ (174,155)	$ 312,669
Non-compete agreements	-	3,300	(3,300)	-
Total other intangible assets		$ 490,124	$ (177,455)	$ 312,669

4. RELATED PARTY TRANSACTIONS

The Parent provides the Company systems, telecommunication, occupancy, administrative and operational supplies and support. The Company also receives administrative services and operational services, including management assistance and other support as needed such as finance, accounting, regulatory reporting, treasury, human resources, legal, compliance and marketing from E*TRADE Brokerage Services, Inc., an affiliated company.

In 2007, the Parent entered into a transaction with Citadel Derivatives Group LLC ("Citadel") that obligates the Company to route order flow for 97.5% of customer orders in exchange-listed options and 40% of its customer orders in Regulation NMS (National Market System) Securities. The Parent will reimburse the Company for unfavorable rate variances resulting from the transaction with Citadel.

Pursuant to the Clearing Agreement with E*TRADE Clearing, the Company has deposited $5.1 million, which is recorded in Other assets on the statement of financial condition. E*TRADE Clearing is entitled to certain fees for the clearance and settlement of introduced customer security transactions. A portion of these fees were allocated by the Company to various international affiliates, who are indirect wholly owned by the Parent, under service agreements. In addition, as compensation for its services, E*TRADE Clearing retains a portion of the interest earned from the Company's customers. E*TRADE Clearing collects commissions and related fees from customers of the Company and remits such amounts to the Company.

The Company offers sweep products, collectively the Sweep Deposit Accounts ("SDA"), that transfers certain customer balances to the Bank. The Bank carries these balances as customer deposits in FDIC-insured money market accounts and pays interest on these balances. The Bank pays E*TRADE Clearing a fee based on the average SDA balances at a negotiated rate that approximates market, a portion of which is remitted to the Company in accordance with its Clearing Agreement with E*TRADE Clearing.

The Company provides customer support services for deposit and banking products under agreements with the Bank and E*TRADE Savings Bank, an affiliated company.

Customer support services are provided to the Company under agreements with E*TRADE Information Services, LLC, an affiliated company.

5. INCOME TAXES

The Company was an LLC treated as a disregarded entity from January 1, 2009 to June 7, 2009. As such during this time, it was not subject to income taxes as a disregarded entity's federal taxable income is allocated to its members for inclusion in the members' respective tax returns. As a result, ETFC Holdings, Inc. will include the income from the Company in its tax return for the period from January 1, 2009 to June 7, 2009. The Company may still be subject to income or franchise taxes in certain states that impose taxes on a LLC.

The Company made an election on June 8, 2009 to be taxed as an association taxable as a corporation for federal and state income tax purposes. Thus, from June 8, 2009 to December 31, 2009, the Company must accrue and pay federal and state taxes based on its income.

A reconciliation of the beginning and ending amount of unrecognized tax benefits as of December 31, 2009 is as follows (dollars in thousands):

Unrecognized tax benefits, beginning of period	$	-
Additions based on tax positions related to prior years		1,859
Additions based on tax positions related to the current year		-
Reductions based on tax positions related to prior years		-
Reductions based on tax positions related to the current year		-
Settlements with taxing authorities		-
Statute of limitation lapses		-
Unrecognized tax benefits, end of period	$	1,859

At December 31, 2009, the unrecognized tax benefit was $1.8 million. At December 31, 2009, no amount of unrecognized tax benefits that, if recognized, would favorably affect the effective income tax in future periods.

The following table summarizes the tax years that are either currently under examination or remain open under the statute of limitations and subject to examination by the major tax jurisdictions in which the Company operates:

Jurisdiction	Open Tax Year
United States	2005 – 2009
Various states[(1)]	1999 – 2009

(1) Includes California, Georgia, Illinois, New Jersey, New York and Virginia.

It is possible that certain examinations may be settled or the statute of limitations could expire with regards to other tax filings, in the next twelve months. In addition, proposed legislation could favorably impact certain of the Company's unrecognized tax benefits. Such events would generally reduce the Company's unrecognized tax benefits, either because the tax positions are sustained or because the Company agrees to the disallowance. It is unlikely that the amount of unrecognized tax benefits will increase or decrease significantly over the next 12 months.

The Company's practice is to recognize interest and penalties. The Company has total gross reserves for interest and penalties of $0.4 million as of December 31, 2009.

Deferred income taxes are recorded when revenues and expenses are recognized in different periods for financial statement and tax return purposes. The temporary differences and the carryforwards that created the net deferred tax assets (included in other assets in the statement of financial condition) are as follows (in thousands):

Deferred tax assets:	
Reserves and allowances	$ 8,867
Deferred compensation	7,359
Restructuring reserve	2,813
Acquired intangibles	506
Total deferred tax assets	$ 19,545
Deferred tax liabilities:	
Basis difference in investments	(416)
Goodwill amortization	(176,871)
Other	(2,965)
Total deferred tax liabilities	$ (180,252)
Net deferred tax liabilities	$ (160,707)

The Company has historically operated as an LLC that is not responsible for paying taxes. Accordingly, the deferred tax liability associated to this goodwill was recorded at ETFC Holdings, Inc. As a result of the election the Company made in 2009, the deferred tax credit was pushed down to the Company. This deferred tax credit is included as a Deferred tax liability on the statement of financial condition.

6. EMPLOYEE SHARE-BASED PAYMENTS AND OTHER BENEFITS

In 2005, the Parent adopted and the shareholders approved the 2005 Stock Incentive Plan (the "2005 Plan") to replace the 1996 Stock Incentive Plan (the "1996 Plan") which provides for the grant of nonqualified or incentive stock options and awards to officers, directors, key employees and consultants for the purchase of newly issued shares of the Parent's common stock at a price

determined by the Board of Directors of the Parent (the "Board") at the date the option is granted. The Parent does not have a specific policy for issuing shares upon stock option exercises and share unit conversions; however, new shares are typically issued in connection with exercises and conversions. A total of 85.4 million shares had been authorized under the 1996 Plan. Under the 2005 Plan, the remaining unissued authorized shares of the 1996 Plan, up to 42.0 million shares, were authorized for issuance. Additionally, any shares that had been awarded but remained unissued under the 1996 Plan that were subsequently canceled, would be authorized for issuance under the 2005 Plan, up to 39.0 million shares. In May 2009, an additional 30.0 million shares were authorized for issuance under the 2005 Plan at the Parent's shareholders' annual meeting. As of December 31, 2009, 21.9 million shares were available for grant under the 2005 Plan. The Company's employees participate in the 2005 Plan.

Employee Stock Option Plans

Options are generally exercisable ratably over a four-year period from the date the option is granted and most options expire within seven years from the date of grant. Certain options provide for accelerated vesting upon a change in control. Exercise prices are generally equal to the fair market value of the shares on the grant date.

The fair value of each option award is estimated on the date of grant using a Black-Scholes-Merton option pricing model based on the assumptions, specific to the Company, noted in the table below. Expected volatility is based on a combination of historical volatility of the Parent's stock and implied volatility of publicly traded options on the Parent's stock. The expected term represents the period of time that options granted are expected to be outstanding. The expected term is estimated using employees' actual historical behavior and projected future behavior based on expected exercise patterns. The risk-free interest rate is based on the U.S. Treasury zero-coupon bond where the remaining term approximates the expected term. Dividend yield is zero as the Parent has not, nor does it currently plan to, issue dividends to its shareholders.

	Year Ended December 31, 2009
Expected volatility	89%
Expected term (years)	4.3
Risk-free interest rate	2%
Dividend yield	—

The Company's weighted-average fair value of options granted was $0.61 for 2009. No stock options were exercised in 2009.

A summary of the Company's option activity under the stock option plan is presented below:

	Shares (in thousands)		Weighted - Average Exercise Price	Weighted-Average Remaining Contractual Life		Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2009	2,161	$	12.80			
Transfers, net[1]	(23)	$	14.94			
Granted	764	$	0.93			
Exercised	—	$	—			
Canceled/Forfeited	(303)	$	11.67			
Outstanding at December 31, 2009	2,599	$	9.37	4.39	$	597
Vested and expect to vest at December 31, 2009	2,507	$	9.61	4.34	$	532
Exercisable at December 31, 2009	1,392	$	13.16	3.38	$	3

[1] Transfers, net refer to the transfer of employees between subsidiaries of the Parent.

As of December 31, 2009, there was $1.1 million of total unrecognized compensation cost related to non-vested options. This cost is expected to be recognized over a weighted-average period of 0.9 year.

Restricted Stock Awards and Restricted Stock Units

The Parent issues restricted stock awards and restricted stock units to the Company's employees. Each restricted stock unit can be converted into one share of the Parent's common stock upon vesting. These awards are issued at the fair market value on the date of grant and vest ratably over the period, generally two to four years. The fair value is calculated as the market price upon issuance.

A summary of non-vested restricted stock award activity for the Company is presented below:

	Shares (in thousands)		**Weighted-Average Grant Date Fair Value**
Non-vested at January 1, 2009	52	$	18.77
Issued	—	$	—
Released	(37)	$	16.6
Canceled/Forfeited	(2)	$	25.9
Non-vested at December 31, 2009	13	$	23.4

A summary of non-vested restricted stock unit activity for the Company is presented below:

	Units (in thousands)	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2009	551		
Transfers, net[1]	(6)		
Issued	2,697		
Released	(315)		
Canceled/Forfeited	(282)		
Outstanding at December 31, 2009	2,645	0.80	$ 4,668
Vested and expected to vest at December 31, 2009	2,434	0.77	$ 4,297

[1] Transfers, net refer to the transfer of employees between subsidiaries of the Parent.

As of December 31, 2009, there was $1.9 million of total unrecognized compensation cost related to non-vested awards. This cost is expected to be recognized over a weighted-average period of 1.0 year. The total fair value of restricted stock awards shares vested was $0.4 million for the year ended December 31, 2009.

Employee Stock Purchase Plan

The shareholders of the Parent had approved the 2002 Employee Stock Purchase Plan ("2002 Purchase Plan"), and reserved 5,000,000 shares of common stock for sale to employees at a price no less than 85% of the lower of the fair market value of the common stock at the beginning of the one-year offering period or the end of each of the six-month purchase periods. Effective August 1, 2005, the Parent changed the terms of its purchase plan to reduce the discount to 5% and discontinued the look-back provision. As a result, the purchase plan was not compensatory beginning August 1, 2005. In 2008, the Parent temporarily suspended the 2002 Purchase Plan due to the low number of shares remaining for issuance. At December 31, 2009, 212,650 shares were available under the 2002 Purchase Plan.

401(k) Plan

The Parent has a 401(k) salary deferral program which includes eligible employees of the Company who have met certain service requirements. The Company matches certain employee contributions; additional contributions to this plan are at the discretion of the Company.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (the "Rule") under the Securities Exchange Act of 1934 administered by the SEC and the FINRA, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2009, the Company had net capital of $92.6 million which was $92.3 million in excess of its required net capital of $250,000. Under the alternative method, a broker-dealer may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans to its parent or employees if such payment would result in net capital of less than 5% of aggregate debit balances or less than 120% of its minimum dollar amount requirement.

The Company has entered into an agreement with E*TRADE Clearing that allows the Company to include its proprietary assets as allowable assets in its net capital computation. This agreement conforms to the requirements related to the capital treatment of assets in the proprietary account of a correspondent ("PAIB") and to permit the correspondent to use PAIB in its capital computations. At December 31, 2009, the balance at the clearing broker was $5.1 million, which is recorded in Other assets on the statement of financial condition.

8. COMMITMENTS AND CONTINGENT LIABILITIES

From time to time, the Company has been threatened with, or named as a defendant in, lawsuits, arbitrations and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA by dissatisfied customers or others are investigated by such regulators, and may, if pursued, result in formal arbitration claims being filed against the Company by customers and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact on the Company's financial position.

On April 2, 2008, a class action complaint alleging violations of the federal securities laws was filed by John W. Oughtred on his own behalf and on the behalf of all other similarly situated in the United States District Court for the Southern District of New York against the Company. Plaintiff contends, among other things, that the Company committed various sales practice violations in the sale of certain auction rate securities to investors between April 2, 2003, and February 13, 2008 by allegedly misrepresenting that these securities were highly liquid and safe investments for short term investing. On December 18, 2008, plaintiffs filed their first amended class action complaint. Defendants filed their pending motion to dismiss plaintiffs' amended complaint on February 5, 2009, and briefing on defendants' motion to dismiss was completed on April 15, 2009. Plaintiff seeks to recover damages in an amount to be proven at trial, or, in the alternative, rescission of auction rate securities purchases, plus interest and attorney's fees and costs. The Company intends to vigorously defend itself against the claims raised in this action.

On October 11, 2006, a state class action was filed by Nikki Greenberg on her own behalf and on behalf of all those similarly situated plaintiffs, in the Superior Court for the State of California, County of Los Angeles on behalf of all customers or consumers who allegedly made or received telephone calls from E*TRADE that were recorded without their knowledge or consent. On February 7, 2008, class certification was granted and the class defined to consist of (1) all persons in California who received telephone calls from E*TRADE and whose calls were recorded without their consent within three years of October 11, 2006, and (2) all persons who made calls from California to the Beverly Hills financial center of the Company on August 8, 2006. Plaintiffs sought to recover unspecified monetary damages plus injunctive relief, including punitive and exemplary damages, interest, attorney's fees and costs. On October 16, 2009, the court granted final approval of the parties' proposed settlement agreement. Objector to the court's order granting final approval of the parties' settlement agreement filed notices of appeal which were subsequently dismissed on January 26, 2010.

On February 3, 2010, a class action complaint was filed in the United States District Court for the Northern District of California against the Company by Joseph Roling on his own behalf and on behalf of all others similarly situated. The lead plaintiff alleges that the Company unlawfully charged and collected certain account activity fees from its customers. Claimant, on behalf of himself and the putative class, asserts breach of contract, unjust enrichment and violation of

California Civil Code Section 1671 and seeks equitable and injunctive relief for alleged illegal, unfair and fraudulent practices under California's Unfair Competition Law, California Business and Professional Code Section 17200 et seq. The plaintiff seeks, among other things, certification of the class action on behalf of alleged similarly situated plaintiffs, unspecified damages and restitution of amounts allegedly wrongfully collected by the Company, attorneys fees and expenses and injunctive relief. The Company intends to vigorously defend itself against the claims raised in this action.

Beginning in approximately August 2008, representatives of various states attorneys general and FINRA initiated inquiries regarding the purchase of auction rate securities by the Company's customers. The Company is cooperating with these inquiries. As of February 19, 2010, the total amount of auction rate securities held by all the Company customers was approximately $169.7 million.

On January 19, 2010, the North Carolina Securities Division filed an administrative petition against the Company seeking to revoke the North Carolina securities dealer registration of the Company or, alternatively, to suspend that registration until all North Carolina residents are made whole for their investments in auction rate securities purchased through the Company. The Company is defending that action. As of February 19, 2010, the total amount of auction rate securities held by North Carolina customers is approximately $2.2 million.

The Company has provided a guarantee to E*TRADE Clearing. Under the agreement, the Company has agreed to indemnify E*TRADE Clearing for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the balance sheet for these transactions.

Reserves
For all legal matters, reserves are established in accordance with the loss contingencies accounting guidance. Once established, reserves are adjusted based on available information when an event occurs requiring an adjustment.

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, securities transactions of the Company's customers are introduced and cleared through E*TRADE Clearing. The majority of the Company's transactions, and consequently the concentration of its credit exposure, is with E*TRADE Clearing. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations to E*TRADE Clearing, the Company may be required to reimburse E*TRADE Clearing for losses on these obligations. The Company has established procedures to reduce this risk by requiring that customers deposit cash and/or securities into their account prior to placing an order.

The Company may at times maintain inventories in securities on both a long and short basis. Whereas long inventory positions represent the Company's ownership of securities, short inventory positions represent obligations of the Company to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transaction. Accordingly, both long and short inventory positions may result in losses or gains to the Company as market values of securities fluctuate. To mitigate the risk of losses, long and short positions are marked to market daily and are continuously monitored by the Company.

The Company is also engaged in various activities in which the counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk of loss. The risk of default depends on the creditworthiness of the counterparties. It is the Company's policy to review, as necessary, the creditworthiness of each counterparty.

10. SUBSEQUENT EVENTS

The Company evaluated events or transactions occurring after December 31, 2009 through February 24, 2010 for potential recognition or disclosure in the financial statement. On February 5, 2010 the Parent announced new pricing that eliminates its $12.99 commission tier and account activity fees, and increases simplicity, value, and transparency for current and prospective customers of the Company. Commencing February 8, 2010, all customers of the Company will benefit from $9.99 or less per stock and options trade pricing (plus a $0.75 per options contract fee), while higher volume traders will continue to enjoy the current $7.99 per trade rate. In addition, the Company has eliminated annual IRA account fees and effective in the second quarter of 2010, all account service fees.

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Deloitte.

Deloitte LLP
Suite 800
1750 Tysons Boulevard
McLean, VA 22102-4219
USA

Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

February 24, 2010

To the Board of Directors and Members of
E*TRADE Securities LLC
New York, New York

In planning and performing our audit of the financial statements of E*TRADE Securities LLC (the "Company"), a wholly owned subsidiary of E*TRADE Bank, an indirect, wholly owned subsidiary of E*TRADE Financial Corporation, as of and for the year ended December 31, 2009 (on which we issued our report dated February 24, 2010 and such report expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company's election to be taxed as a corporation), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and the standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. We did not review the practices and procedures followed by the Company in making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and making the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC, because the Company does not carry any customer's regulated commodity futures, foreign futures, or foreign option accounts.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls

and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's (collectively "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the Commissions to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2009, to meet the Commissions' objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and Regulation 1.16 of the Commodity Exchange Act in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

E*TRADE SECURITIES LLC

(SEC ID. NO. 8-44112)

Statement of Financial Condition
as of December 31, 2009 and Independent
Auditors' Report and Supplemental
Report on Internal Control

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PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act as a **PUBLIC DOCUMENT.**